UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 1, 2021

(Date of earliest event reported)

NowRx, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-4054162
(State or other incorporation)	(I.R.S. Employer Identification No.)

2224 Old Middlefield Way

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 386-5761

(Issuer’s telephone number, including area code)

Series A Preferred Stock

Series B Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Filing of Third Amended and Restated Certificate of Incorporation

On October 1, 2021, NowRx, Inc. (the “Company”) filed with the State of Delaware its Third Amended and Restated Certificate of Incorporation (the “Certificate”). The Certificate is filed as Exhibit 2.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NowRx, Inc.

By:	/s/ Cary Breese
Name:	Cary Breese
Title:	Chief Executive Officer

Date:	October 12, 2021

Exhibit Index

Exhibit No.	Description

2.1	Third Amended and Restated Certificate of Incorporation.